Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province, P.R. China 315803

June 9, 2010

Via EDGAR and FedEx
Lisa Sellars
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Keyuan Petrochemicals, Inc. Amendment No. 1 to Item 4.01 Form 8-K Filed No. 0-51750

Dear Ms. Sellars:

By letter dated May 25, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Keyuan Petrochemicals, Inc. (“Keyuan” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 1 to Item 4.01 Form 8-K (the “Amendment No. 1”) filed on May 21, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 1 to Item 4.018-K Filed May 21, 2010

1.
Please disclose in paragraph (a)(v) whether the board of directors discussed the reportable event with the former accountant and whether you authorized the former accountant to respond fully to inquiries of the successor accountant concerning the reportable event. Refer to Item 304(a)(1)(v) of Regulation S-K.

RESPONSE:
We have revised the current report to disclose that the board of directors discussed the reportable event with the former accountant and we authorized the former accountant to report fully to inquires of the successor accountant concerning the reportable event pursuant to Item 304(a)(1)(v) of Regulation S-K.

2.
Please tell us whether the material internal control weakness identified in paragraph (a)(v) resulted in significant fourth quarter or other audit adjustments to your financial statements. If so, please provide us a summary of the adjustments and their impact on your annual and interim financial statements. In addition, please provide us with a copy of the SAS 112 letter issued by Hall.

RESPONSE:
We have revised the current report on Form 8-K to indicate that the material internal control weakness identified in paragraph (a)(v) did not result in significant fourth quarter or other audit adjustments to our financial statements. In addition, we have also provided a copy of the SAS 112 letter for your review.

3.	Please file an updated letter from The Hall Group, CPAs as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) or Regulation S-K.

RESPONSE:	We have filed an updated letter from The Hall Group, CPAs.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Aichun Li
Aichun Li
Chief Financial Officer